Exhibit 99.4

IM CANNABIS CORP.

Notice of Annual General and Special Meeting of Shareholders
To be held on October 20, 2022

Notice is hereby given that the annual general and special meeting (the “Meeting”) of the holders of common shares of IM CANNABIS CORP. (the “Company”) will be held at the offices of Gowling WLG (Canada) LLP located at 1 First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, Canada, M5X 1G5 on Thursday October 20, 2022 at 10:00 a.m. (Toronto time) for the following purposes:

(1)
to receive the Company’s consolidated audited financial statements as at and for the financial years ended December 31, 2021 and 2020 and the auditors’ report thereon, a copy of which is enclosed herewith if so requested or available on www.sedar.com;

(2)	to fix the number of directors of the Company at five;

(3)	to elect directors of the Company for the ensuing year;

(4)	to appoint an auditor for the Company and to authorize the board of directors to fix their remuneration;

(5)	to consider, and if deemed appropriate, to approve, with or without variation, a special resolution approving the adoption of new articles of the Company;

(6)
to consider, and if deemed appropriate, to approve, with or without variation, an ordinary resolution approving a consolidation of all of the issued and outstanding common shares of the Company at a ratio of between six (6) and ten (10) pre-consolidation common shares for every one (1) post-consolidation common share, as and when determined by the board of directors of the Company; and

(7)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (“Circular”) accompanying this Notice of Meeting.

Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Non-registered shareholders who receive the enclosed Circular and form of proxy through an intermediary must deliver the voting form provided in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Tuesday October 18, 2022 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

The Board has fixed September 2, 2022 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Non-registered shareholders who appoint themselves as proxyholder through their intermediary will be permitted to attend the Meeting and vote. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be permitted to attend the Meeting. This procedure is in place to ensure that the Company and its transfer agent can verify the identity of any voting shareholder at the Meeting. The Company and its transfer agent do not have a record of the Company’s non-registered shareholders and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.

In order to streamline the Meeting process, the Company encourages shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting materials and submitting them by no later than 10:00 a.m. (Toronto time) on Tuesday October 18, 2022, the cut-off time for deposit of proxies prior to the Meeting.

DATED the 12th day of September, 2022.

By Order of the Board of Directors “Oren Shuster” OREN SHUSTER, CHIEF EXECUTIVE OFFICER AND DIRECTOR